[TEKELEC LOGO]
5200 Paramount Parkway
Morrisville, NC 27560
Tel 919. 460.5500
Fax 919. 460.0877
March 2, 2006
VIA Facsimile and U.S. Mail
Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Gumbs,
On behalf of Tekelec, thank you for returning my call today and discussing the SEC’s letter dated February 23, 2006 and addressed to William H. Everett, Tekelec’s Senior Vice President and Chief Financial Officer (the “SEC Letter”). This letter confirms that based on our discussion today, you agreed that Tekelec would be allowed two to three weeks from the date hereof to provide you further information in response to the SEC Letter.
Thank you for your consideration.
Very truly yours,
/s/ Ronald W. Buckly
Ronald W. Buckly
Senior Vice President, Corporate Affairs
and General Counsel
cc: William H. Everett